Exhibit 99.1

Canaan Inc. Reports Unaudited Second Quarter 2020 Financial Results

Hangzhou, China, August 31, 2020 (GLOBE NEWSWIRE) -- Canaan Inc. (NASDAQ: CAN) ("Canaan" or the "Company"), a leading high-performance computing solutions provider, today announced its unaudited financial results for the three months ended June 30, 2020.

Second Quarter 2020 Operating and Financial Highlights

Total computing power sold was 2.6 million Thash/s, representing a year-over-year decrease of 18.2% from 3.2 million Thash/s in the same period of 2019 and a quarter-over-quarter increase of 198.5% from 0.9 million Thash/s in the first quarter of 2020.

Total net revenues decreased by 26.3% year over year and increased by 160.9% quarter over quarter to RMB178.1 million (US$25.2 million) from RMB241.5 million in the same period of 2019 and RMB68.3 million in the first quarter of 2020.

Gross profit increased by 302.5% year over year and 1,711.5% quarter over quarter to RMB43.3 million (US$6.1 million) from RMB10.8 million in the same period of 2019 and RMB2.4 million in the first quarter of 2020. Gross margin expanded significantly to 24.3% from 4.5% in the same period of 2019 and 3.5% in the first quarter of 2020.

Net loss narrowed to RMB16.8 million (US$2.4 million) from RMB263.1 million in the same period of 2019 and RMB39.9 million in the first quarter of 2020.

Non-GAAP adjusted net loss was RMB16.0 million (US$2.3 million) compared to RMB46.0 million in the same period of 2019 and RMB38.2 million in the first quarter of 2020.

“Mr. Nangeng Zhang, Chairman and Chief Executive Officer of Canaan, commented, “During the second quarter of 2020, the COVID-19 pandemic continued to impact the lives of people around the world and the Bitcoin halving event also caused significant volatility in Bitcoin prices. Nevertheless, we remained focused on strengthening our research and development capabilities, refining our product offerings, and executing our AI initiatives. These efforts enabled us to achieve meaningful financial and operational improvements on a sequential basis the second quarter as well as helped to ensure that our products could maintain their positions at the cutting edge of technological innovation. Going forward, we are confident that our strong pipeline of next-generation products will continue to sustain our growth momentum in the future.”

Mr. Quanfu Hong, Chief Financial Officer of Canaan, stated, “Despite the challenges we experienced during the second quarter of 2020, we delivered another quarter of solid financial results. Our total net revenues increased by 160.9% quarter over quarter to RMB178.1 million during the period, driven by a 198.5% sequential increase in our total computing power sold during the second quarter. Looking ahead, we will continue to invest in those areas that can strengthen our product offerings, streamline our operations, and solidify our market leadership. Although the current macroeconomic uncertainties make forecasting difficult, we are confident in the underlying strength of our fundamentals and optimistic about the long-term growth prospects of our business.”

Second Quarter 2020 Financial Results

Total net revenues in the second quarter of 2020 were RMB178.1 million (US$25.2 million) representing a 26.3% year-over-year decrease from RMB241.5 million in the same period of 2019 and a 160.9% quarter-over-quarter increase from RMB68.3 million in the first quarter of 2020. The year-over-year decrease and quarter-over-quarter increase in total net revenues were mainly in line with the changes in total computing power sold.

Cost of revenues in the second quarter of 2020 was RMB134.8 million (US$19.1 million) compared to RMB230.8 million in the same period of 2019 and RMB65.9 million in the first quarter of 2020. The year-over-year decrease and quarter-over-quarter increase in cost of revenues were in line with the changes in the Company’s sales volume of Thash and cost per Thash.

Gross profit in the second quarter of 2020 increased by 302.5% year over year and 1,711.5% quarter over quarter to RMB43.3 million (US$6.1 million) from RMB10.8 million in the same period of 2019 and RMB2.4 million in the first quarter of 2020. Gross margin in the second quarter of 2020 expanded to 24.3% from 4.5% in the same period of 2019 and 3.5% in the first quarter of 2020.

Total operating expenses in the second quarter of 2020 were RMB62.2 million (US$8.8 million) compared to RMB279.7 million in the same period of 2019 and RMB73.5 million in the first quarter of 2020.

Research and development expenses in the second quarter of 2020 were RMB26.1 million (US$3.7 million) compared to RMB35.9 million in the same period of 2019 and RMB41.8 million in the first quarter of 2020. The reductions in research and development expenses were mainly due to the decreases in materials used for research and development purposes in the same period of 2019 and the second quarter of 2020. As a percentage of total net revenues, research and development expenses in the second quarter of 2020 was 14.6% compared to 14.9% in the same period of 2019 and 61.2% in the first quarter of 2020.

Selling and marketing expenses in the second quarter of 2020 were RMB6.5 million (US$0.9 million) compared to RMB5.6 million in the same period of 2019 and RMB4.1 million in the first quarter of 2020, both increases were mainly driven by the increased salaries of the staff in the Company’s sales and marketing departments. As a percentage of total net revenues, sales and marketing expenses in the second quarter of 2020 were 3.7% compared to 2.3% in the same period of 2019 and 6.1% in the first quarter of 2020.

General and administrative expenses in the second quarter of 2020 were RMB29.6 million (US$4.2 million) compared to RMB238.1 million in the same period of 2019 and RMB27.6 million in the first quarter of 2020. In the second quarter of 2019, the share-based compensation allocated to general and administrative expenses in the amount of RMB213.1 million was due to the excess of appraised fair value over the transfer price of ordinary shares transferred from the existing shareholders to other existing shareholders who were also the employees. Compared with the first quarter of 2020, the slight increase was mainly due to the increase of salary, the professional service charges and other daily administrative expenses.

Loss from operations in the second quarter of 2020 was RMB18.9 million (US$2.7 million) compared to RMB268.9 million in the same period of 2019 and RMB71.1 million in the first quarter of 2020.

Net loss attributable to ordinary shareholders in the second quarter of 2020 was RMB16.8 million (US$2.4 million) compared to RMB263.1 million in the same period of 2019 and RMB39.9 million in the first quarter of 2020.

Non-GAAP adjusted net loss in the second quarter of 2020 was RMB16.0 million (US$2.3 million) compared to RMB46.0 million in the same period of 2019 and RMB38.2 million in the first quarter of 2020. Non-GAAP adjusted net loss excludes share-based compensation expense. For further information, please refer to "Use of Non-GAAP Financial Measures" in this release.

Basic and diluted net loss per ADS in the second quarter of 2020 were both RMB0.11 (US$0.02) compared to RMB1.88 in the same period of 2019 and RMB0.25 in the first quarter of 2020. Each ADS represents 15 of the Company's Class A ordinary shares.

As of June 30, 2020, the Company had cash and cash equivalents of RMB157.0 million (US$22.2 million) compared to RMB516.6 million as of December 31, 2019. The decrease was mainly due to higher short-term investments as the Company had invested RMB347.6 million (US$49.2 million) in short-term investments as of June 30, 2020, compared with RMB11.0 million in short-term investments as of December 31, 2019. The company purchased short-term financial products to receive higher returns but at the same time can withdraw at any time.

Business Outlook

Due to the continued uncertainty from the rapidly changing global environment related to the COVID-19 pandemic and corresponding economic downturn, the Company will not issue any financial guidance in the near term.

Conference Call Information

The Company’s management team will hold a Direct Event conference call on Monday, August 31, 2020, at 8:00 A.M. Eastern Time (or 8:00 P.M. Beijing Time on the same day) to discuss the financial results. Details for the conference call are as follows:

Event Title:	Canaan Inc. Second Quarter 2020 Earnings Conference Call
Registration Link:	http://apac.directeventreg.com/registration/event/3977618

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique access PIN, which can be used to join the conference call.

A replay of the conference call will be accessible through September 8, 2020, by dialing the following numbers:

International:	+61-2-8199-0299
United States:	+1-646-254-3697
Hong Kong, China:	+852-3051-2780
Replay PIN:	3977618

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at investor.canaan-creative.com.

About Canaan Inc.

Established in 2013, Canaan Inc. provides high-performance computing solutions to efficiently solve complex problems. In 2016, Canaan successfully initiated the production of its first 16nm chip and passed the test to receive China's national high-tech enterprise certification. In 2018, Canaan achieved major technological breakthroughs to launch the K210, the world's first-ever RISC-V-based edge artificial intelligence (AI) chip, which is now widely used for access control in situations such as smart door locks and more. Canaan Inc. is currently focused on the research and development of advanced technology, including such areas as AI chips, AI algorithms, AI architectures, system on a chip (SoC) integration and chip integration. Using the AI chip as its base, Canaan Inc. has established an intellectual value chain. Canaan Inc. also provides a suite of AI service solutions and is able to tailor these solutions to the needs of its partners. For more information, please visit: investor.canaan-creative.com.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars ("US$") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.0651 to US$1.00, the noon buying rate in effect on June 30, 2020, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward−looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward−looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.’s strategic and operational plans, contain forward−looking statements. Canaan Inc. may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.’s beliefs and expectations, are forward−looking statements. Forward−looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward−looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the Bitcoin industry and the price of Bitcoin; the Company’s expectations regarding demand for and market acceptance of its products, especially its Bitcoin mining machines; the Company’s expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company’s investment plans and strategies, fluctuations in the Company’s quarterly operating results; competition in its industry in China; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F−1, as amended, and its annual reports on Form 20−F. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward−looking statement, except as required under applicable law.

Use of NonGAAP Financial Measures

In evaluating Canaan’s business, the Company considers and uses adjusted net income as a supplemental measure to review and assess its operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net loss as net loss excluding sharebased compensation expense.

Canaan believes that adjusted net income helps to identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses that the Company excludes in adjusted net income. The Company believes that adjusted net income provides useful information about our operating results, enhances the overall understanding of Canaan’s past performance and future prospects and allows for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measure “adjusted net loss” is not defined under U.S. GAAP, is not presented in accordance with U.S. GAAP and has limitations as an analytical tool. One of the key limitations of using adjusted net loss is that it does not reflect all of the items of income and expense that affect the Company’s operations. Share-based compensation has been and may continue to be incurred in Canaan’s business and is not reflected in the presentation of adjusted net loss. Further, the non-GAAP financial measure “adjusted net loss” may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

Investor Relations Contact

Canaan Inc.

Mr. Shaoke Li

Email: IR@canaan-creative.com

ICR Inc.

Jack Wang

Tel: +1 (347) 396-3281

Email: canaan.ir@icrinc.com

CANAAN INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(all amounts in thousands of RMB, except share and per share data, or as otherwise noted)

	As of December 31,	As of June 30,
	2019	2020	2020
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	516,607	157,022	22,225
Restricted cash	8,239	5,098	722
Short-term investments	11,005	347,559	49,194
Accounts receivable	2,872	10,160	1,438
Inventories	196,067	88,115	12,472
Prepayments and other current assets	206,020	175,347	24,819
Total current assets	940,810	783,301	110,870
Non-current assets:
Property, equipment and software	22,602	17,330	2,453
Operating lease assets	—	88,287	12,496
Right-of-use assets, net	22,764	17,706	2,506
Other non-current assets	5,250	2,230	316
Total non-current assets	50,616	125,553	17,771
Total assets	991,426	908,854	128,641
LIABILITIES, AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debts	99,903	181,093	25,632
Accounts payable	99,050	16,158	2,287
Notes payable	27,462	14,912	2,111
Contract liabilities	8,288	1,078	153
Accrued liabilities and other current liabilities	40,691	24,139	3,417
Lease liabilities, current	9,838	9,128	1,292
Total current liabilities	285,232	246,508	34,892
Non-current liabilities:
Lease liabilities, non-current	13,399	7,580	1,073
Other non-current liabilities	—	9,826	1,391
Total non-current liabilities	13,399	17,406	2,464
Total liabilities	298,631	263,914	37,356
Shareholders’ equity:
Ordinary shares (US$0.00000005 par value; 1,000,000,000,000 shares authorized, 2,372,222,222 shares issued, 2,350,123,270 shares outstanding as of December 31, 2019 and June 30, 2020, respectively)	1	1	—
Subscriptions receivable from shareholders	(1)	(1)	—
Treasury stocks (US$0.00000005 par value; 22,098,952 shares as of December 31, 2019 and June 30, 2020, respectively)	—	—	—
Additional paid-in capital	1,631,609	1,634,083	231,289
Statutory reserves	97,307	97,307	13,773
Accumulated other comprehensive loss	(55,542)	(49,140)	(6,955)
Accumulated deficit	(980,579)	(1,037,310)	(146,822)
Total shareholders’ equity	692,795	644,940	91,285
Total liabilities and shareholders’ equity	991,426	908,854	128,641

CANAAN INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(all amounts in thousands of RMB, except share and per share data, or as otherwise noted)

	For the Three Months Ended
	June 30,	March 31,	June 30,	June 30,
	2019	2020	2020	2020
	RMB	RMB	RMB	US$
Net revenues
Products revenue	240,401	67,032	162,925	23,061
Leases revenue	—	994	15,109	2,139
Services revenue	370	24	57	8
Other revenue	775	223	35	5
Total net revenue	241,546	68,273	178,126	25,213
Cost of revenue	(230,793)	(65,885)	(134,849)	(19,087)
Gross profit	10,753	2,388	43,277	6,126
Operating expense
Research and development expenses	(35,912)	(41,794)	(26,073)	(3,690)
Selling and marketing expenses	(5,615)	(4,132)	(6,520)	(923)
General and administrative expenses	(238,131)	(27,589)	(29,587)	(4,188)
Total operating expenses	(279,658)	(73,515)	(62,180)	(8,801)
Loss from operations	(268,905)	(71,127)	(18,903)	(2,675)
Interest income	442	1,824	873	124
Investment income	1,120	1,063	1,923	272
Interest expense	(3,482)	(1,185)	(1,519)	(215)
Foreign exchange (loss) gain	4,515	240	80	11
Value added tax refunds	348	—	—	—
Others, net	2,897	29,239	831	118
Loss before income tax expenses	(263,065)	(39,946)	(16,715)	(2,365)
Income tax expense	—	—	(72)	(10)
Net loss	(263,065)	(39,946)	(16,787)	(2,375)
Foreign currency translation adjustment, net of nil tax	(2,547)	6,483	(81)	(11)
Total comprehensive loss	(265,612)	(33,463)	(16,868)	(2,386)
Weighted average number of shares used in per share calculation:
— Basic and diluted	2,100,081,511	2,350,123,270	2,350,123,270	2,350,123,270
Net loss per share (cent per share)
— Basic and diluted	(12.53)	(1.70)	(0.71)	(0.10)
Share-based compensation expenses were included in:
Research and development expenses	2,404	1,120	132	19
Sales and marketing expenses	110	11	11	2
General and administrative expenses	214,557	600	600	85

The table below sets forth a reconciliation of net loss to non-GAAP adjusted net loss for the period indicated:

	For the Three Months Ended
	June 30,	March 31,	June 30,	June 30,
	2019	2020	2020	2020
	RMB	RMB	RMB	US$
Net loss	(263,065)	(39,946)	(16,787)	(2,375)
Add: Share-based compensation expense	217,071	1,731	743	106
Non-GAAP adjusted net loss	(45,994)	(38,215)	(16,044)	(2,269)